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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                            PENNZOIL PRODUCTS COMPANY
                 (BEING RENAMED "PENNZOIL-QUAKER STATE COMPANY")
             (Exact name of registrant as specified in its charter)

                              DELAWARE                                                76-0200625
             (State of incorporation or organization)                    (I.R.S. Employer Identification No.)


                    PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS                                             77252-2967
              (Address of principal executive offices)                                (Zip Code)
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Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on which
 Title of each class to be so registered        each class is to be registered
 ---------------------------------------        ------------------------------

  RIGHTS TO PURCHASE PREFERRED STOCK            NEW YORK STOCK EXCHANGE, INC.
                                                    PACIFIC EXCHANGE, INC.

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (title of class)


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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On December 14, 1998, the Board of Directors of
Pennzoil-Quaker State Company (the "Company") declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, par value $0.10 per share ("Common Stock"), to stockholders of record at the close of business on December 18, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior
Participating Preferred Stock, par value $1.00 per share (the "Preferred
Stock"), at a purchase price of $90 per Fractional Share, subject to adjustment
(the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of December 18, 1998 as it may from time to time be supplemented or amended (the "Rights Agreement") between the Company and The
Chase Manhattan Bank, as Rights Agent.

                  Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an
"Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. However, neither Pennzoil Company, a Delaware corporation ("Pennzoil") nor any Affiliate or Associate of Pennzoil shall be an Acquiring Person by virtue of Pennzoil's being the beneficial owner of Common Stock on December 18, 1998 or at any time prior to ceasing to be the beneficial owner of such Common Stock in the spin-off distribution of all the issued and outstanding Common Stock, together with associated Rights, to the holders of the outstanding Common Stock of Pennzoil. In certain circumstances, the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring
Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after December 18, 1998 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock
(with or without a copy of a Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 18, 2008, unless earlier redeemed or exchanged by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
Shares of


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Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

                  In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted
Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $90 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase
$180 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $90. Assuming that the Common Stock had a Current Market Price of $20 per share at such time, the holder of each valid
Right would be entitled to purchase 9 shares of Common Stock for $90.

                  In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In
Events and Flip-Over Events are collectively referred to as "Triggering Events."

                  The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date.
The Purchase Price payable, and the number of Fractional Shares of Preferred
Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of


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Preferred Stock that are not integral multiples of a Fractional Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

                  At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

                  Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.



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ITEM 2.           EXHIBITS.

         1.       Rights Agreement dated as of December 18, 1998 between
                  Pennzoil Products Company and The Chase Manhattan Bank, as
                  Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating
                  Preferred Stock setting forth the terms of the Preferred
                  Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock.
                  (Incorporated by reference to Exhibit 1 to the Company's
                  Current Report on Form 8-K dated December 18, 1998 (File No.
                  001-14501).) Pursuant to the Rights Agreement, Rights
                  Certificates will not be mailed until after the Distribution
                  Date (as defined in the Rights Agreement).




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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PENNZOIL PRODUCTS COMPANY



Date: December 18, 1998                  By:   /s/   David P. Alderson II
                                            -----------------------------
                                            David P. Alderson II
                                            Vice President